                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                                 Barnett Inc.
                               ----------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   068062108
                                --------------
                                (CUSIP Number)


Mr. Armond Waxman                    With a copy to:
Waxman Industries, Inc.              Scott M. Zimmerman
24460 Aurora Road                    Shereff, Friedman, Hoffman & Goodman, LLP
Bedford Heights, Ohio 44146          919 Third Avenue
(216) 439-1830                       New York, New York 10022
                                     (212) 758-9500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 3, 1996
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 068062108                                          Page 2 of 15 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Waxman USA Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (Shares were owned previous to issuer's initial public offering)
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
    NUMBER OF   |  7       SOLE VOTING POWER
     SHARES     |             7,161,800
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    |  8       SHARED VOTING POWER
      EACH      |             0
    REPORTING   ---------------------------------------------------------------
     PERSON     |  9       SOLE DISPOSITIVE POWER
      WITH      |             7,161,800
                ---------------------------------------------------------------
                | 10       SHARED DISPOSITIVE POWER
                |             0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
              7,161,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 068062108                                          Page 3 of 15 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Waxman Industries Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (Shares were owned previous to issuer's initial public offering)
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
    NUMBER OF   |  7       SOLE VOTING POWER
     SHARES     |             7,161,800
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    |  8       SHARED VOTING POWER
      EACH      |             0
    REPORTING   ---------------------------------------------------------------
     PERSON     |  9       SOLE DISPOSITIVE POWER
      WITH      |             7,161,800
                ---------------------------------------------------------------
                | 10       SHARED DISPOSITIVE POWER
                |             0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
              7,161,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 068062108                                          Page 4 of 15 Pages
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Armond Waxman
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO (Shares were owned previous to issuer's initial public offering); PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
    NUMBER OF   |  7       SOLE VOTING POWER
     SHARES     |             24,700
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    |  8       SHARED VOTING POWER
      EACH      |             7,161,800
    REPORTING   ---------------------------------------------------------------
     PERSON     |  9       SOLE DISPOSITIVE POWER
      WITH      |             24,700
                ---------------------------------------------------------------
                | 10       SHARED DISPOSITIVE POWER
                |             7,161,800
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
             7,186,500
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             44.7%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 068062108                                          Page 5 of 15 Pages
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Melvin Waxman
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO (Shares were owned previous to issuer's initial public offering); PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
    NUMBER OF   |  7       SOLE VOTING POWER
     SHARES     |             24,000
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    |  8       SHARED VOTING POWER
      EACH      |             7,161,800
    REPORTING   ---------------------------------------------------------------
     PERSON     |  9       SOLE DISPOSITIVE POWER
      WITH      |             24,000
                ---------------------------------------------------------------
                | 10       SHARED DISPOSITIVE POWER
                |             7,161,800
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
             7,185,800
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             44.6%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D


Item 1.           Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $.01 (the "Common Stock"), of Barnett Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3333 Lenox Avenue, Jacksonville, Florida 32254

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This statement is being filed by Waxman USA Inc. ("Waxman USA"), Waxman Industries, Inc. ("Waxman"), the direct parent of Waxman USA, Armond Waxman, President, Co-Chief Executive Officer and a director of Waxman USA and Waxman, and Melvin Waxman, Chairman of the Board and Co-Chief Executive Officer of Waxman and Waxman USA. Waxman USA, Waxman, Armond Waxman and Melvin Waxman are sometimes referred to collectively herein as the "Reporting Persons."

                  Set forth below is certain information concerning the Reporting Persons:

Name                       Business Address              Place or Organization
----                       ----------------              ---------------------
Waxman USA Inc.            24460 Aurora Road             Delaware
                           Bedford Heights, OH 44146
Waxman Industries, Inc.    24460 Aurora Road             Delaware
                           Bedford Heights, OH 44146

                  Waxman USA is a corporation organized in Delaware and is a direct wholly-owned subsidiary of Waxman. Waxman USA is a supplier of plumbing, hardware and electrical products and conducts its business through its subsidiaries.

                  Waxman is a corporation organized in Delaware.

                  Armond Waxman's principal occupation is President, Co-Chief Executive Officer and a director of Waxman USA and Waxman and his business address 24460 Aurora Road, Bedford Heights, Ohio 44146. Mr. Waxman is a citizen of the United States. Mr. Waxman is Vice Chairman of the Board of Directors of the Company.

                  Melvin Waxman's principal occupation is Chairman of the Board, Co-Chief Executive Officer a director of Waxman USA and Waxman and his business address is 24460 Aurora Road, Bedford Heights, Ohio 44146. Mr. Waxman is a citizen of the United States. Mr. Waxman is Chairman of the Board of Directors of the Company.

                  See Item 5 for information regarding ownership of Common
Stock.

                  The executive officers and directors of Waxman and Waxman USA are listed below. All of such persons are citizens of the United States.

          Name            Business Address          Position
          ----            ----------------          --------
Melvin Waxman         24460 Aurora Road             Chairman of the Board and
                      Bedford Heights, Ohio 44146   Co-Chief Executive Officer

Armond Waxman         24460 Aurora Road             Director, President and
                      Bedford Heights, Ohio 44146   Co-Chief Executive Officer

Laurence Waxman       24460 Aurora Road             Director and Senior Vice
                      Bedford Heights, Ohio 44146   President

William R. Pray       3333 Lenox Avenue             Director
                      Jacksonville, Florida 32254

Irving Z. Friedman    24500 Chagrin Blvd.           Director
                      Beechwood, Ohio 44122

Samuel J. Krasney     25700 Chagrin Blvd.           Director
                      Suite 300
                      Beechwood, Ohio 44122

Judy Robins           2165 E. Alameda Avenue        Director
                      Denver, Colorado 80209

                  (d) and (e). During the past five years, none of the Reporting Persons or the other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Waxman USA owned 50 shares (pre-split) of Common Stock prior to the Company's initial public offering (the "Initial Public Offering") which was consummated on April 3, 1996. All transactions in the Common Stock effected by the Reporting Persons since the Initial Public Offering are set forth on Annex A hereto.

                  The funds used to purchase Common Stock by Waxman were provided from the corporate funds of Waxman. The funds used to purchase Common Stock by Armond Waxman and Melvin Waxman were provided from the respective personal funds of such Reporting Persons.

Item 4.           Purpose of Transaction.

                  Waxman initially acquired the Company in 1984 to operate the Company as a wholly-owned subsidiary. Waxman USA initially acquired all of the shares of Common Stock from Waxman in 1992 in connection with a corporate and financial restructuring of Waxman. Armond and Melvin Waxman acquired their respective shares of Common Stock for investment purposes.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  Except as specifically provided for herein, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other Reporting Persons.

                  Waxman may be deemed to be the beneficial owner of 7,161,800 shares of Common Stock owned by Waxman USA, which shares represent approximately 44.5% of the issued and outstanding shares of Common Stock. Waxman is the parent of Waxman USA and, as such, may be deemed to have sole voting and dispositive power with respect to 7,161,800 shares of Common Stock.

                  Armond Waxman may be deemed to be the beneficial owner of 7,161,800 shares of Common Stock owned by Waxman USA, and 24,700 shares of Common Stock owned personally, which shares represent approximately 44.5% and
 .002% of the issued and outstanding shares of Common Stock, respectively. Mr. Waxman has sole voting and dispositive power with respect to the 24,700 shares of Common Stock owned by him and as the President, Co-Chief Executive Office and Director of the Board of Waxman USA, may be deemed to have shared voting and dispositive power with respect to 7,161,800 shares of Common Stock owned by Waxman USA. The disclosure of this information shall not be construed as an admission that Mr. Waxman is the beneficial owner of any of the Common Stock owned by Waxman USA either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  Melvin Waxman may be deemed to be the beneficial owner of 7,161,800 shares of Common Stock owned by Waxman USA, and 24,000 shares of Common Stock owned personally, which shares represent approximately 44.5% and
 .001% of the issued and outstanding shares of Common Stock, respectively. Mr. Waxman has sole voting and dispositive power with respect to the 24,000 shares of Common Stock owned by him and as the President, Co-Chief Executive Office and Director of the Board of Waxman USA, may be deemed to have shared voting and dispositive power with respect to 7,161,800 shares of Common Stock owned by Waxman USA. The disclosure of this information shall not be construed as an admission that Mr. Waxman is the beneficial owner of any of the Common Stock owned by Waxman USA either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as disclosed to the Reporting Persons by an officer of the Company as of May 12, 1997.

                  All transactions in the Common Stock effected by the Reporting Persons since the Initial Public Offering are set forth on Annex A hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  In connection with the Initial Public Offering, Waxman entered into an agreement with the Company whereby Waxman agreed not to acquire, offer to acquire, or agree to acquire, Common Stock of the Company which would result in Waxman and its subsidiaries owning Common Stock equal to or exceeding a majority of the Common Stock of the Company for a period of four years.

                  In connection with the Initial Public Offering, the Company entered into a Registration Rights Agreement with Waxman USA pursuant to which the Company will, upon the request of Waxman USA, file up to two Registration Statements under the Securities Act of 1933, as amended, in order to permit Waxman USA to offer and sell all or a portion of shares of Common Stock that Waxman USA or its affiliates may beneficially own. Waxman USA has utilized one of its demand registration rights in connection with the secondary offering of the Company which was consummated on April 18, 1997.

                  In connection with the Initial Public Offering, Armond Waxman and Melvin Waxman each entered into a Letter Agreement, dated as of March 28, 1996, with William Blair & Company, L.L.C. and Alex. Brown & Sons Incorporated, as Representatives of the Several Underwriters (the "Representatives") pursuant to which Armond Waxman and Melvin Waxman each agreed that for a period of 180 days, each such person would not offer, sell or contract to sell or otherwise dispose of, or announce the offering of any shares of Common Stock beneficially owned by such person or any securities convertible into, or exchangeable for, Common Stock without the prior written consent of the Representatives.

                  In connection with the Company's secondary public offering which was consummated on April 18, 1997, Waxman USA, Waxman, Armond Waxman and Melvin Waxman each entered into a Letter Agreement, dated as of April 15, 1997, with William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters (the "Underwriters") pursuant to which Waxman USA, Waxman, Armond Waxman and Melvin Waxman each agreed that for a period of 180 days, each such person would not offer, sell or contract to sell or otherwise dispose of, or announce the offering of any shares of Common Stock beneficially owned by such person or any securities convertible into, or exchangeable for, Common Stock without the prior written consent of the Underwriters.

Item 7.           Materials to Be Filed as Exhibits.

                  a. Letter Agreement, dated March 28, 1996, between Barnett Inc. and Waxman Industries, Inc.

                  b. Letter Agreement, dated March 28, 1996, between Armond Waxman and William Blair & Company, L.L.C. and Alex. Brown & Sons Incorporated, as Representatives of the Several Underwriters

                  c. Letter Agreement, dated March 28, 1996, between Melvin Waxman and William Blair & Company, L.L.C. and Alex. Brown & Sons Incorporated, as Representatives of the Several Underwriters

                  d. Letter Agreement, dated April 15, 1997, between Waxman Industries, Inc. and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

                  e. Letter Agreement, dated April 15, 1997, between Waxman USA Inc. and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

                  f. Letter Agreement, dated April 15, 1997, between Armond Waxman and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

                  g. Letter Agreement, dated April 15, 1997, between Melvin Waxman and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

                  h. Joint Filing Agreement, dated May 30, 1997, among Waxman Industries, Inc., Waxman USA Inc., Armond Waxman and Melvin Waxman.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 1997


                                            WAXMAN USA INC.



                                            By: /s/ Mark Wester
                                               ------------------------------
                                                Name: Mark Wester
                                                Title:  Vice President-Finance

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 1997


                                            WAXMAN INDUSTRIES, INC.


                                            By: /s/ Mark Wester
                                               ------------------------------
                                                 Name: Mark Wester
                                                Title:  Vice President-Finance

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 1997


                                               /s/ Armond Waxman
                                              -------------------------------
                                               ARMOND WAXMAN

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 1997

                                               /s/ Melvin Waxman
                                              -------------------------------
                                               MELVIN WAXMAN

                                    ANNEX A

                                                    WAXMAN    ARMOND    MELVIN
          DATE             TYPE OF       PRICE       USA      WAXMAN    WAXMAN
                         TRANSACTION*              # SHARES  # SHARES  # SHARES
Shares owned                  --          --     11,905,000     --        --
immediately prior to
initial public offering
    4/03/96+                  D         $13.020   3,447,200     --        --
    4/03/96+                  D        (Diamond)  2,591,000     --        --
    4/03/96+                  A         $14.000       --      22,700    23,000
     6/24/97                  A           [ ]     1,320,000     --        --
     3/10/97                  A         $21.125       --       2,000     1,000
     4/18/97                  D         $16.625   1,125,000     --        --
     4/18/97                  A           [ ]     1,271,000     --        --
     5/12/97                  D         $16.625     125,000     --        --

*           A=Acquisition
            D=Disposition

+           Date of Initial Public Offering

(Diamond)   Shares were exchanged for a like number of the Company's Series A
            Non-Voting Convertible Preferred Stock

[ ] Shares were acquired in exchange for a like number of the Company's Series A Non-Voting Convertible Preferred Stock

                                 Exhibit Index



Exhibit No.       Document

1.                Letter Agreement, dated March 28, 1996, between Barnett Inc.
                  and Waxman Industries, Inc.

2. Letter Agreement, dated March 28, 1996, between Armond Waxman and William Blair & Company, L.L.C. and Alex. Brown & Sons Incorporated, as Representatives of the Several Underwriters

3. Letter Agreement, dated March 28, 1996, between Melvin Waxman and William Blair & Company, L.L.C. and Alex. Brown & Sons Incorporated, as Representatives of the Several Underwriters

4. Letter Agreement, dated April 15, 1997, between Waxman Industries, Inc. and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

5. Letter Agreement, dated April 15, 1997, between Waxman USA Inc. and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

6. Letter Agreement, dated April 15, 1997, between Armond Waxman and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

7. Letter Agreement, dated April 15, 1997, between Melvin Waxman and William Blair & Company, L.L.C., Alex. Brown & Sons Incorporated and Donaldson Lufkin & Jenrette Securities Corporation, as Representatives of the Several Underwriters

8. Joint Filing Agreement, dated May 30, 1997, among Waxman Industries, Inc., Waxman USA Inc., Armond Waxman and Melvin Waxman.